SEC 1746 (2-98)

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


           RELOCATE 411.COM, INC. (FORMERLY STATESIDE FUNDINGS, INC.)
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Grushko & Mittman, 277 Broadway, Suite 801, New York, NY 10007,
                 Attn: Barbara R. Mittman, Esq., (212) 766-4655
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 26, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

=====================
CUSIP NO.
=====================


1    Name of Reporting Persons
     I.R.S. Identification Nos.
     of Above Persons (entities only).

     Darrell Lerner

________________________________________________________________________________
2    Check the Appropriate Box if a Member                       (a)  [_]
     of a Group                                                  (b)  [X]

________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds (See Instructions)

     O0
________________________________________________________________________________
5    Check Box if Disclosure of Legal
     Proceedings Is Required Pursuant                            [_]
     to Items 2(d) or 2(e)

________________________________________________________________________________
6    Citizenship or Place of Organization

     U.S.A.
________________________________________________________________________________
               7    Sole Voting Power

Number of Shares    2,200,000
Beneficially   _________________________________________________________________
Owned          8    Shared Voting Power
by Each
Reporting
Person With    _________________________________________________________________
               9    Sole Dispositive Power

                    2,200,000
              _________________________________________________________________
               10   Shared Dispositive Power


________________________________________________________________________________
11   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     2,200,000
________________________________________________________________________________
12   Check if the Aggregate Amount                               [_]
     in Row (11) Excludes Certain
     Shares (See Instructions)

________________________________________________________________________________
13   Percent of Class Represented by
     Amount in Row (11)

     18%
________________________________________________________________________________
14   Type of Reporting Person (See Instructions)

     IN
________________________________________________________________________________

=====================
CUSIP NO.
=====================


1    Name of Reporting Persons
     I.R.S. Identification Nos.
     of Above Persons (entities only)

     Byron R. Lerner
________________________________________________________________________________
2    Check the Appropriate Box if a Member                       (a)  [_]
     of a Group (See Instructions)                               (b)  [X]



________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds (See Instructions)

     00
________________________________________________________________________________
5    Check if Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(d) or 2(e)

________________________________________________________________________________
6    Citizenship or Place of Organization

     U.S.A.
________________________________________________________________________________
               7    Sole Voting Power

Number of Shares    2,200,000
Beneficially   _________________________________________________________________
Owned          8    Shared Voting Power
by Each
Reporting
Person With    _________________________________________________________________
               9    Sole Dispositive Power

                    2,200,000
              _________________________________________________________________
               10   Shared Dispositive Power


________________________________________________________________________________
11   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     2,200,000
________________________________________________________________________________
12   Check if the Aggregate Amount                               [_]
     in Row (11) Excludes Certain
     Shares (See Instructions)

________________________________________________________________________________
13   Percent of Class Represented by
     Amount in Row (11)

     18%
________________________________________________________________________________
14   Type of Reporting Person (See Instructions)


     IN
________________________________________________________________________________

=====================
CUSIP NO.
=====================


1    Name of Reporting Persons
     I.R.S. Identification Nos.
     of Above Persons (entities only).

     Barry Manko
________________________________________________________________________________
2    Check the Appropriate Box if a Member                       (a)  [_]
     of a Group (See Instructions)                               (b)  [X]



________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds (See Instructions)

     00
________________________________________________________________________________
5    Check if Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(d) or 2(e)

________________________________________________________________________________
6    Citizenship or Place of Organization

     U.S.A.
________________________________________________________________________________
               7    Sole Voting Power

Number of Shares    2,200,000
Beneficially   _________________________________________________________________
Owned          8    Shared Voting Power
by Each
Reporting
Person With    _________________________________________________________________
               9    Sole Dispositive Power

                    2,200,000
              _________________________________________________________________
               10   Shared Dispositive Power


________________________________________________________________________________
11   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     2,200,000
________________________________________________________________________________
12   Check Box If the Aggregate Amount                           [_]
     in Row (11) Excludes Certain
     Shares

________________________________________________________________________________
13   Percent of Class Represented by
     Amount in Row (11)

     18%
________________________________________________________________________________
14   Type of Reporting Person


     IN
________________________________________________________________________________

Item 1.   Security and Issuer

This statement relates to common stock, $.0001 par value per share (the "Common Stock") of Relocate 411.com, Inc., a Delaware corporation formerly called Stateside Fundings, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 142 Mineola Avenue, Suite 2-D, Roslyn Heights, NY 11557.

Item 2.   Identity and Background

          (a) This statement is filed on behalf of Messrs. Darrell Lerner, Byron R. Lerner and Barry Manko

          (b) The business address of Messrs. Darrell Lerner, Byron R. Lerner and Barry Manko is 142 Mineola Avenue, Suite 2-D, Roslyn Heights, NY 11557.

          (c) Mr. Darrell Lerner is the President and Chief Executive Officer of Fantasy Sports Net, Inc., a New York corporation, having a business address of 142 Mineola Avenue, Suite 2-D, Roslyn Heights, NY 11557. Mr. Byron R. Lerner is the President and Chief Executive Officer of Teltran International, Inc., a Delaware corporation, having a business address of 1 Penn Plaza, New York, NY. Mr. Barry Manko is Vice-President of Business Development of Relocate 411.com, Inc.

          (d)  No

          (e)  No

          (f) Darrell Lerner, Byron R. Lerner and Barry Manko are United States citizens.


Item 3. Source and Amount of Funds or Other Consideration

The securities issued to Messrs. Lerner and Manko were issued pursuant to an Agreement and Plan of Merger in which securities of the private company were exchanged for the securities of the Issuer.

Item 4.   Purpose of Transaction

          (a) None of the Reporting Persons has any plans referred to in Items 4(a) through 4(j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a) Messrs. Darrell Lerner, Byron R. Lerner and Barry Manko each own 2,200,000 shares of Common Stock (representing 18%) which they acquired in exchange for their common stock pursuant to an Agreement and Plan of Merger. Each Reporting Person disclaims beneficial ownership in the shares held by the other Reporting Persons.

          (b) Messrs. Darrell Lerner, Byron R. Lerner and Barry Manko each have the sole power to vote and dispose of their Common Stock.

          (c)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer - N/A

Item 7.   Material to Be Filed as Exhibits - None

                                    Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

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Dated: January 27, 2000

--------------------------------------------------------------------------------

Signature: /s/ Darrell Lerner

Signature: /s/ Byron R. Lerner

Signature: /s/ Barry Manko

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The  original  statement  shall be signed by each  person  on whose  behalf  the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive
officer  or  general   partner  of  the   filing   person),   evidence   of  the
representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.